Exhibit 99.2

Cawley, Gillespie & Associates, Inc.

petroleum consultants

13640 BRIARWICK DRIVE, SUITE 100 AUSTIN, TEXAS 78729-1707 512-249-7000	306 WEST SEVENTH STREET, SUITE 302 FORT WORTH, TEXAS 76102-4987 817- 336-2461 www.cgaus.com	1000 LOUISIANA STREET, SUITE 1900 HOUSTON, TEXAS 77002-5008 713-651-9944

February 5, 2021

Mr. Jack Hightower

Chairman & CEO

HighPeak Energy, Inc.

421 W 3rd St, Suite 1000

Fort Worth, Texas 76102

Re:         Reserve Audit – Management Pricing

HighPeak Energy, Inc. Interests

Total Proved Reserves

As of December 31, 2020

Dear Mr. Hightower:

At your request, Cawley, Gillespie & Associates, Inc. (“CG&A”) has examined the HighPeak Energy, Inc. (“HighPeak”) in-house estimates as of December 31, 2020 set forth in the accompanying tables with respect to the proved reserves of the direct interests of HighPeak, future net revenue from such reserves and the present value of such future net revenue. We examined 100% of HighPeak proved reserves, which are made up of oil and gas properties in Howard County, Texas. Our examination included all methods and procedures as we considered necessary under the circumstances to render the opinion set forth herein. The estimates as prepared by HighPeak are summarized as follows:

			Proved
		Proved	Developed
		Developed	Non-	Proved	Total
		Producing	Producing	Undeveloped	Proved
Net Remaining Reserves
Oil	- Mbbl	4,472.2	4,663.3	10,630.9	19,766.5
Gas	- MMcf	1,862.7	1,981.3	4,523.6	8,367.7
NGL	- Mbbl	467.7	536.2	1,246.1	2,250.0
Future Net Revenue	- M$	284,170.7	296,759.4	676,991.7	1,257,921.8
Operating Expenses	- M$	60,682.4	42,558.3	97,782.5	201,023.2
Taxes	- M$	19,439.5	20,243.5	46,160.9	85,844.0
Capital	- M$	1,113.9	1,947.2	113,562.6	116,623.8
Future Net Income	- M$	202,934.9	232,010.3	419,485.7	854,430.9
Discounted @ 10%	- M$	135,486.0	157,000.1	197,953.6	490,439.6

HighPeak Energy, Inc. Interests - Management Pricing

February 5, 2021

Future net revenue is prior to deducting state production taxes and ad valorem taxes. Future net income is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. Future net income has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil and condensate volumes and are expressed in barrels (42 U.S. gallons) and NGL are expressed in barrels. Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base. Our audit involved proved reserves only and did not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Hydrocarbon Pricing

As requested for the Management Pricing scenario, oil and gas prices were adjusted to the following index prices:

Year	WTI Cushing Oil Price ($/BBL)	Henry Hub Gas Price ($/MMBTU)
2021	63.00	3.00
Thereafter	Flat	Flat
Cap	63.00	3.00

Beginning January 1, 2021, oil and gas prices were held constant at $63.00 per BBL and $3.00 per MMBTU, respectively. Adjustments to oil and gas prices were made based upon data in lease operating statements and appear to be reasonable and appropriate for this evaluation. Other adjustments include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections.

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, gas shrinkage, ad valorem taxes, severance taxes, lease operating expenses and investments were calculated and prepared by HighPeak and were reviewed by us for reasonableness. As you explained, the capital costs were based on the most current estimates, lease operating expenses were based on the analysis of historical expenses, operating overhead is included for non-operated properties and no credit or deduction is made for producing overhead paid to the company by other owners of the operated properties. Operating expenses include water disposal costs which are based on historic costs except where a new water management system has been implemented and historic costs were not available at the time of this report. In these cases the estimated disposal costs are included herein beginning February 2021. All economic parameters, including lease operating expenses and investments, were held constant (not escalated) throughout the life of these properties.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 5 following this letter. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

HighPeak Energy, Inc. Interests - Management Pricing

February 5, 2021

Non-producing reserve estimates were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved undeveloped reserves for HighPeak properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this audit.

General Discussion

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. (“CG&A”). Possible environmental liability related to the properties has not been investigated or considered. The cost of plugging and the salvage value of equipment at abandonment has been included.

The proved reserve classifications used herein conform to the criteria of the Society of Petroleum Engineers Petroleum Resources Management System as defined in pages 6 through 10 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date, except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. All reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions. It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

It should be understood that our audit does not constitute a complete reserve study of the oil and gas properties of the direct interests of HighPeak. In the conduct of our report, we have not independently verified the accuracy and completeness of information and data furnished in the direct interests of HighPeak with respect to ownership interests, oil and gas production, historical costs of operation and developments, product prices, agreements relating to current and future operations and sales of production. Furthermore, if in the course of our examination something came to our attention which brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

HighPeak Energy, Inc. Interests - Management Pricing

February 5, 2021

Neither CG&A, nor any of its employees has any interests in the subject properties. Neither the employment to make this study nor the compensation is contingent on the results of our work or the future production rates for the subject properties. Furthermore, this letter is solely for the information of the direct interests of HighPeak. This letter should not be used, circulated, or quoted for any other purpose without the express written consent of CG&A or except as required by law.

Opinion

Please be advised that, based upon the foregoing, in our opinion the above-described estimates of the direct interests of HighPeak’s proved reserves are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. In general, CG&A reserve estimates are within 10% of HighPeak’s in-house reserve estimates shown in the tables above for HighPeak properties.

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 60 years. This evaluation was supervised by W. Todd Brooker, President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or HighPeak and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this audit. Our work-papers and related data utilized in the preparation of these estimates are available in our office.

CAWLEY, GILLESPIE & ASSOCIATES, INC. Texas Registered Engineering Firm F-693 /s/ Todd Brooker W. Todd Brooker, P.E. President /s/ Robert P. Bergeron Robert P. Bergeron, Jr., P.E. Reservoir Engineer